INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Owners
  of Playboy TV International, LLC.:

We have audited the accompanying consolidated balance sheets of Playboy TV International, LLC and subsidiaries (collectively, "Playboy TV International") as of December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive loss, of owners' equity and of cash flows for the years then ended. These financial statements are the responsibility of Playboy TV International's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Playboy TV International at December 31, 2000 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Playboy TV International will continue as a going concern. As described in
Note 1 to the consolidated financial statements, Playboy TV International's recurring losses from operations, working capital deficiency and its dependency on capital contributions from the majority owner raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
February 22, 2002

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        As of December 31, 2000 and 2001
                         (In thousands of U.S. dollars)

                                                                     2000      2001
                                                                    -------   -------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents ....................................   $ 5,549   $ 4,035
   Accounts receivable, net .....................................     4,860     4,387
   Due from related parties .....................................     3,791     4,579
   Capital contribution receivable (collected in February 2002) .        --       919
   Programming rights, net ......................................    13,334        --
   Other current assets .........................................     1,179     1,813
                                                                    -------   -------
     Total current assets .......................................    28,713    15,733

PROPERTY AND EQUIPMENT, NET .....................................     1,399     1,504
PROGRAMMING RIGHTS, NET .........................................    37,724    44,014
INVESTMENT IN UNCONSOLIDATED AFFILIATE ..........................     3,306     3,306
TRADEMARKS, net .................................................    10,396     9,196
GOODWILL, net ...................................................     8,939     8,443
OTHER ...........................................................       138        10
                                                                    -------   -------
TOTAL ASSETS ....................................................   $90,615   $82,206
                                                                    =======   =======

LIABILITIES AND OWNERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable .............................................   $ 1,258   $ 2,048
   Accrued expenses and other current liabilities ...............     2,940     2,817
   Accrued compensation .........................................       334     1,843
   Due to related parties .......................................     2,789     4,398
..  Current portion of rights acquisition fee payable ............     5,000     7,500
   Unearned revenues ............................................       588       746
                                                                    -------   -------

     Total current liabilities ..................................    12,909    19,352
                                                                    -------   -------

LONG-TERM  LIABILITIES:
     Rights acquisition fee payable, net of current portion .....    45,039    41,668

     Accrued compensation .......................................        --     4,032
                                                                    -------   -------

       Total long-term liabilities ..............................    45,039    45,700
                                                                    -------   -------

COMMITMENTS AND CONTINGENCIES (Note 8)

OWNERS' EQUITY ..................................................    32,667    17,154
                                                                    -------   -------

TOTAL LIABILITIES AND OWNERS' EQUITY ............................   $90,615   $82,206
                                                                    =======   =======

                 See notes to consolidated financial statements.

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                     Years Ended December 31, 2000 and 2001
                         (In thousands of U.S. dollars)

                                                           2000        2001
                                                         --------    --------
REVENUES:
  Subscriber-based fees ..............................   $ 24,584    $ 29,842
  Advertising ........................................        459         510
  Programming rights .................................      2,516       2,246
  Other ..............................................        741       1,071
                                                         --------    --------

   Total revenues ....................................     28,300      33,669
                                                         --------    --------

OPERATING EXPENSES:
  Product, content and technology ....................     18,534      26,021
  Marketing and sales ................................      3,323       4,181
  Corporate and administration .......................      9,813      16,464
  Depreciation and amortization ......................      2,148       2,141
                                                         --------    --------

   Total operating expenses ..........................     33,818      48,807
                                                         --------    --------

OPERATING LOSS .......................................     (5,518)    (15,138)
                                                         --------    --------

OTHER INCOME (EXPENSE):
  Interest expense ...................................     (4,322)     (4,129)
  Interest income ....................................        213         139
  Other ..............................................       (308)       (327)
                                                         --------    --------

   Other income (expense), net .......................     (4,417)     (4,317)
                                                         --------    --------

NET LOSS .............................................     (9,935)    (19,455)

OTHER COMPREHENSIVE INCOME (LOSS) - Foreign currency
   translation .......................................         32      (1,016)
                                                         --------    --------

COMPREHENSIVE LOSS ...................................   $ (9,903)   $(20,471)
                                                         ========    ========

                 See notes to consolidated financial statements.

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF OWNERS' EQUITY
                     Years Ended December 31, 2000 and 2001
                         (In thousands of U.S. dollars)

                                                                           Accumulated
                                            Claxson          Playboy           Other
                                          Interactive     Entertainment    Comprehensive
                                          Group, Inc.      Group, Inc.     Income (Loss)       Total
                                          -----------     -------------    -------------      --------
BALANCE, JANUARY 1, 2000 ..........        $ 31,570         $ (3,392)        $    189         $ 28,367

   Capital contributions ..........          11,377            2,826               --           14,203

   Foreign currency translation ...              --               --               32               32

   Net loss .......................          (7,958)          (1,977)              --           (9,935)
                                           --------         --------         --------         --------

BALANCE, DECEMBER 31 2000 .........          34,989           (2,543)             221           32,667

   Capital contributions ..........           3,971              987               --            4,958

   Foreign currency translation ...              --               --           (1,016)          (1,016)

   Net loss .......................         (15,583)          (3,872)              --          (19,455)
                                           --------         --------         --------         --------

BALANCE, DECEMBER 31 2001 .........        $ 23,377         $ (5,428)        $   (795)        $ 17,154
                                           ========         ========         ========         ========

                See notes to consolidated financial statements.

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years Ended December 31, 2000 and 2001
                         (In thousands of U.S. dollars)

                                                                   2000             2001
                                                                 --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ..................................................      $ (9,935)        $(19,455)
Adjustments to reconcile net loss to net cash (used in)
   provided by operating activities:
   Amortization of programming rights .....................        14,293           17,011
   Reduction in the carrying value of programming rights ..            --            5,486
   Depreciation and amortization ..........................         2,148            2,141
   Accretion of interest expense ..........................         4,322            4,129
Changes in operating assets and liabilities:
   Accounts receivable, net ...............................           471              473
   Due from related parties ...............................        (1,433)            (788)
    Acquisition of programming rights .....................       (12,648)         (15,453)
   Other assets ...........................................          (907)            (506)
   Accounts payable .......................................          (142)             790
   Accrued expenses and other current liabilities .........          (140)            (123)
   Accrued compensation ...................................           318            5,541
   Due to related parties .................................           (63)           1,609
   Unearned revenue .......................................           450              158
                                                                 --------         --------

Net cash (used in) provided by operating activities .......        (3,266)           1,013
                                                                 --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of property and equipment ..................          (634)            (674)
                                                                 --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Capital contributions ..................................        14,203            4,039
   Payment of rights acquisition fee payable ..............        (7,500)          (5,000)
                                                                 --------         --------

Net cash provided by (used in) financing activities .......         6,703             (961)
                                                                 --------         --------

EFFECT OF FOREIGN CURRENCY TRANSLATION ....................           310             (892)
                                                                 --------         --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ......         3,113           (1,514)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ............         2,436            5,549
                                                                 --------         --------

CASH AND CASH EQUIVALENTS, END OF PERIOD ..................      $  5,549         $  4,035
                                                                 ========         ========

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES -
   Capital contribution receivable, collected in
   February 2002 ..........................................      $     --         $    919
                                                                 ========         ========

                See notes to consolidated financial statements.

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 2000 and 2001
                         (In thousands of U.S. dollars)

1.    GENERAL AND ORGANIZATION

      General -- Playboy TV International, LLC and subsidiaries (collectively, "Playboy TV International"), a Delaware limited liability company, were created to own and operate on an exclusive basis adult-oriented television services worldwide outside of North America and Latin America under the Playboy TV and Spice brand names. Playboy TV International presently owns and operates an adult-oriented television service in the United Kingdom. Playboy TV International also owns a minority interest (19.9%) in an adult-oriented television service in Japan. Playboy TV International generates a significant portion of its revenues from subscriber-based fees charged to cable system and direct-to-home operators that distribute Playboy TV International's branded television channels. Playboy TV International also derives revenues from the licensing of programming rights.

      Playboy TV International's business plan provides for operating losses in the initial years, requires further capital contributions, and is ultimately expected to result in positive cash flow. The funding of the capital requirements of Playboy TV International is established annually in connection with the approval of the business plan and annual budget. There can be no assurance, however, that Playboy TV International's business plan and cash flow projections will be met.

      Going Concern - Playboy TV International has incurred net losses of $9,935 and $19,455 for the years ended December 31, 2000 and 2001, respectively, and has a working capital deficiency of $3,619 as of December 31, 2001. Playboy TV International is primarily dependent on capital contributions from the majority owner to fund shortfalls. The potential inability of the majority owner to fund the expected shortfalls for 2002 raises substantial doubt as to the ability of Playboy TV International to continue as a going concern.

      Until Playboy TV International generates sufficient cash flow from operations, it does not have the ability to fully meet its obligations (including the rights acquisition fee payable and payments pursuant to the program supply agreement, described in Notes 4 and 5, respectively) without the capital contributions from the majority owner. The failure or inability of the majority owner to make the necessary amount of capital contributions could ultimately have a material adverse effect on the financial position of Playboy TV International and its ability to meet its obligations when due. Management has not explored any alternative means of financing, if available, to meet the obligations of Playboy TV International should the majority owner not make the necessary capital contributions. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Organization -- Playboy TV International was established in June 1999. Claxson Interactive Group, Inc. ("Claxson") holds an 80.1% interest in Playboy TV International and Playboy Entertainment Group, Inc. ("PEGI") holds a 19.9% interest. The net income or loss of Playboy TV International is allocated to the owners in accordance with their respective ownership interests. PEGI has substantive participating rights, including the approval of the annual budget, and has the option to increase its equity interest in Playboy TV International up to 50% by purchasing a portion of Claxson's interest in Playboy TV International at a price governed by the terms of the operating agreement. This option may be exercised until the earlier of September 15, 2009 and 30 days after the end of the second consecutive quarter during which Playboy TV International has had positive cash EBITDA. Until September 15, 2003, the exercise price for this "buy-up" right increases over time and is based on the Founders Price of the initial investment in Playboy TV International plus interest. Founders price as of a specified date means, with respect to the price per one percentage interest of PTVI, an amount equal to the sum of the capital contributions to Playboy TV International by the owners through and including that date, divided by 100. From September 15, 2003 through September 15, 2009, the exercise price is based on the fair market value of Playboy TV International at the time of exercise. The exercise price may be paid in cash or Class B common shares of PEGI's parent company, at PEGI's option.

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 2000 and 2001
                         (In thousands of U.S. dollars)

      On August 31, 1999, Playboy TV International entered into several agreements in which, among other things, Playboy TV International acquired certain assets, subject to certain liabilities, from PEGI and PEGI's parent company, including the right to use certain trademarks for a specified number of years and a 100% ownership interest in a subsidiary in the United Kingdom ("U.K. Subsidiary"). The transaction was recorded in the accompanying consolidated financial statements by carrying over PEGI's historical basis in the net assets sold to the extent that PEGI continues to have an interest in those assets (i.e., 19.9%). The remaining net assets were recorded at their estimated fair value.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation -- The consolidated financial statements of Playboy TV International include the accounts of Playboy TV International, LLC and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

      Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant assumptions and estimates were used in determining the carrying values of programming rights and accounts receivable and to determine compensation expense pursuant to the phantom stock plan. Actual results could differ from those estimates.

      Fair Value of Financial Instruments -- The fair value of financial instruments held by Playboy TV International is based on a number of factors and assumptions and may not necessarily be representative of the actual gains or losses that may be realized upon settlement. The carrying amount of cash equivalents, accounts receivable and payable, accrued expenses, due to related parties and other current liabilities approximates their fair value due to their short-term nature. The carrying amount of the rights acquisition fee payable approximates fair value as determined based on rates estimated by Playboy TV International to be currently available from other lenders.

      Foreign Currency Translation-- The accounts of the U.K. Subsidiary are translated into U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. Management has determined that the pound is the functional currency of the U.K. Subsidiary. Certain assets and liabilities of the U.K. Subsidiary are denominated in currencies other than the functional currency. Transaction gains and losses on these assets and liabilities are included in the results of operations for the relevant period.

      Risk Management -- Playboy TV International has international operations. As a result, Playboy TV International's revenues may be adversely affected by changes in international market conditions. Playboy TV International does not have significant foreign currency risk because the majority of its assets are non-monetary in nature and the majority of its liabilities are denominated in U.S. dollars. In addition, Playboy TV International does not have interest rate risk exposure. Accordingly, Playboy TV International does not enter into derivative transactions to hedge against these potential risks.

      Cash and Cash Equivalents -- Cash and cash equivalents include cash and interest-bearing deposits held in banks with an original maturity date of three months or less when acquired.

      Allowance for Doubtful Accounts Receivable -- Playboy TV International carries accounts receivable at the amount it deems to be collectible. Accordingly, Playboy TV International provides allowances for accounts receivable deemed to be uncollectible based on management's best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that become uncollectible could differ from the estimated amount. The activity for the allowance for doubtful accounts receivable is as follows:

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 2000 and 2001
                         (In thousands of U.S. dollars)

                                            Year Ended         Year Ended
                                        December 31, 2000   December 31, 2001
                                        -----------------   -----------------

Beginning balance .................          $    144           $    186
Provision .........................               205                778
Write-offs, net of recoveries .....              (163)              (676)
                                             --------           --------
Ending balance ....................          $    186           $    288
                                             ========           ========

      Programming Rights -- Programming rights consist of the right to broadcast and distribute acquired or licensed television content and related rights. Programming rights and the related obligations are recorded at gross contract prices. The costs are amortized on varying bases related to the license periods, anticipated usage and residual value of the programs and the expected revenues to be derived from the licensing of rights to third parties. Expected amortization for the year ending December 31, 2002 is estimated to amount to $13,354. Individual titles older than seven years are carried at a residual value of 5% of original cost. As of December 31, 2001, the residual value included in programming rights amounted to $3,964. In the event that an acquired program is replaced and no longer used or the unamortized cost exceeds fair value, Playboy TV International reduces the carrying value of the related programming rights accordingly. In the year ended December 31, 2001, Playboy TV International reduced the carrying value of programming rights by $5,486 for programming no longer used. Playboy TV International believes that these policies conform to Statement of Position No. 00-2, Accounting by Producers or Distributors of Films.

      Property and Equipment -- Property and equipment is stated at cost less accumulated depreciation and amortization. Property and equipment, other than leasehold improvements, is depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from 3 to 5 years. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the respective improvement (from 4 to 5 years).

      Investment in Unconsolidated Affiliate -- Investment in unconsolidated affiliate consists of a 19.9% minority interest in an adult-oriented television service in Japan. Playboy TV International accounts for this investment under the cost method of accounting.

      Trademarks and Goodwill -- Trademarks are amortized on a straight-line basis over their contractual life of 10 years. As of December 31, 2000 and 2001, accumulated amortization of trademarks amounted to $1,599 and $2,799, respectively. Goodwill was amortized on a straight-line basis over an estimated life of 20 years. As of December 31, 2000 and 2001, accumulated amortization of goodwill amounted to $622 and $1,066, respectively. The carrying value of intangible assets is periodically reviewed by management and impairments, if any, are recognized when the expected future undiscounted cash flows related to such intangible assets are less than their carrying value. Measurement of any impairment loss is based on discounted operating cash flows, which represents management's estimate of fair value.

      Revenue Recognition -- Playboy TV International enters into network license agreements with cable and direct-to-home distributors pursuant to which it receives subscriber-based fees. Revenues from subscriber-based fees are recorded as Playboy TV International provides the television signal to the distributor or when the license period begins and a contractual obligation exists. Advertising revenue is recognized at the time the advertisement is aired. Revenues from programming rights are recognized when the license period begins and a contractual obligation exists. Playboy TV International believes that its revenue recognition policies conform with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

      Revenues attributable to any one customer that exceeded 10% amounted to $6,580 or 23% (representing one customer) $11,725 or 35% (representing two customers with 21% and 14%) for the years ended December 31, 2000 and 2001, respectively.

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 2000 and 2001
                         (In thousands of U.S. dollars)

      Advertising Expenses -- Playboy TV International records advertising expenses as incurred. Advertising expenses amounted to $3,156 and $2,507, for the years ended December 31, 2000 and 2001, respectively.

      Income Taxes -- Playboy TV International's subsidiaries that are subject to income taxes account for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach for differences in financial accounting and income tax purposes. Under this method, a deferred tax asset or liability is recognized with respect to all temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credit arises (subject to a valuation allowance with respect to any tax benefits not expected to be realized). As of December 31, 2000 and 2001, Playboy TV International did not have any significant deferred tax assets or liabilities.

      New Accounting Pronouncements -- In June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 eliminates the pooling of interest method and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also establishes specific criteria regarding the allocation of the purchase price between intangible assets and goodwill. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 did not have a material effect on Playboy TV International's results of operations or financial position.

      In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually on a basis set forth in SFAS No. 142. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives and reviewed for impairment under existing accounting literature. The provisions of this Statement are required to be applied by Playboy TV International on January 1, 2002. The Statement requires an initial impairment test for goodwill and intangible assets with indefinite useful lives on the date of adoption. Playboy TV International has not yet determined if any impairment charge will result from the adoption of this Statement. Amortization of goodwill was $456 and $444 for the years ended December 31, 2000 and 2001, respectively.

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the recognition of legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the asset, and the associated asset retirement costs in the period in which it is incurred if a reasonable estimate of fair value can be made. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material effect on Playboy TV International's financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of a Disposal of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This Statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The statement provides additional guidance on accounting for discontinued operations and resolves other implementation issues related to SFAS No. 142. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The provisions of this statement generally are to be applied prospectively. Playboy TV International is currently evaluating whether

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 2000 and 2001
                         (In thousands of U.S. dollars)

      adoption of SFAS No. 144 will have a material effect on Playboy TV International's financial position or results of operations.

      In December 2001, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. The provisions of this SOP are effective for financial statements issued for fiscal years beginning after December 15, 2001 and should be applied prospectively. Playboy TV International is currently evaluating whether the adoption of SOP 01-6 will have a material effect on Playboy TV International's financial position or results of operations.

3.    PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

                                                                      December 31,            December 31,
                                                                          2000                    2001
                                                                      ------------            ------------
         Furniture and equipment..............................          $  1,188                $  1,744
         Leasehold improvements...............................               784                     804
                                                                        --------                --------
           Total..............................................             1,972                   2,548
         Less accumulated depreciation and amortization.......              (573)                 (1,044)
                                                                        --------                ---------
         Property and equipment, net..........................          $  1,399                $  1,504
                                                                        ========                ========

      Depreciation expense for the years ended December 31, 2000 and 2001 amounted to $493 and $471, respectively.

4.    RIGHTS ACQUISITION FEE PAYABLE

      The rights acquisition fee payable arose in connection with the net assets acquired as described in Note 1. The rights acquisition fee is non-interest bearing and has been recorded at its present value using an imputed interest rate of 8.25%. For the years ended December 31, 2000 and 2001, imputed interest expense amounted to $4,322 and $4,129, respectively. The rights acquisition fee matures as follows:

          2002 .....................................................  $  7,500
          2003 .....................................................    25,000
          2004 .....................................................    25,000
                                                                      --------
          Total gross payments .....................................    57,500
          Less amounts representing interest .......................    (8,332)
                                                                      --------
          Present value of rights acquisition fee payments .........    49,168
          Less current portion of rights acquisition fee ...........    (7,500)
                                                                      --------
          Rights acquisition fee, net of current portion ...........  $ 41,668
                                                                      ========

5.    RELATED PARTY TRANSACTIONS

      Program Supply Agreement -- On August 31, 1999, Playboy TV International and PEGI entered into a program supply agreement pursuant to which Playboy TV International was granted a license to all new programs produced by PEGI as well as other programs for which PEGI acquires international rights. In exchange for these rights, Playboy TV International agreed to pay to PEGI a license fee that is generally

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 2000 and 2001
                         (In thousands of U.S. dollars)

      determined as a percentage of PEGI's annual programming costs. For the years ended December 31, 2000 and 2001, Playboy TV International acquired $10,514 and $12,601, respectively, of programming pursuant to this agreement.

      Trademark License Agreement -- Playboy TV International entered into a trademark license agreement with PEGI's parent company ("Licensor") under which Playboy TV International received the exclusive right to use the Playboy marks outside the United States, Canada and Latin America in connection with the operation, distribution and promotion of the Playboy TV channels and for the licensing of Playboy programming to third parties. The license fee for the trademark license granted for years one through ten was included in the purchase price as discussed in Note 1. Beginning on the eleventh anniversary of the agreement and for each fiscal year through the end of the 50-year term of the agreement, Playboy TV International agreed to pay Licensor a license fee based on a percentage of Playboy TV International's total revenues for that year.

      Management and Other Services -- A subsidiary of Claxson performs certain "back office" management and other services for Playboy TV International. The fees for these services are determined based on the estimated value of the services provided and are typically agreed upon by the owners annually in connection with the approval of the business plan and annual budget. For the years ended December 31, 2000 and 2001, Playboy TV International incurred fees amounting to $295 and $429, respectively, for management and other services provided by Claxson.

      Revenues -- For the years ended December 31, 2000 and 2001, Playboy TV International recognized subscriber-based fees totaling $8,187 and $9,302, from two and four affiliates, respectively. Included in due from related parties as of December 31, 2000 and 2001 is $3,791 and $4,579 due from these affiliates, respectively.

6.    SUPPLEMENTAL REVENUE INFORMATION

      The following presents, on a supplemental basis, Playboy TV
      International's revenues based on revenue sources by country/region:

      Year ended December 31, 2000:

                      Subscriber-     Programming     Advertising
                     - Based Fees       Rights         and Other        Total
                     -------------   -------------   -------------   -----------

United Kingdom ...   $      11,292   $       1,069   $         459   $    12,820
Latin America ....           5,913              --              --         5,913
Iberia ...........           1,675              --              --         1,675
Japan ............           1,607              --              --         1,607
Turkey ...........           1,163              --              --         1,163
Scandinavia ......           1,516             100              --         1,616
Taiwan ...........             750              --              --           750
Poland ...........              --             426              --           426
Israel ...........             410              --              --           410
Netherlands ......              93             355              --           448
Other ............             165             566             741         1,472
                     -------------   -------------   -------------   -----------
    Total ........   $      24,584   $       2,516   $       1,200   $    28,300
                     =============   =============   =============   ===========

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 2000 and 2001
                         (In thousands of U.S. dollars)

      Year ended December 31, 2001:

                    Subscriber-  Programming  Advertising
                     Based Fees     Rights     and Other     Total
                    -----------  -----------  ----------   ----------

United Kingdom ..   $   14,764   $      143   $      510   $   15,417
Latin America ...        5,519          696           --        6,215
Iberia ..........        1,662           --           --        1,662
Japan ...........        1,433           --           --        1,433
Scandinavia .....        1,341          194           --        1,535
Taiwan ..........        1,536           --           --        1,536
New Zealand .....          781           --           --          781
Poland ..........           24          388           --          412
Israel ..........          702           --           --          702
France ..........          353           65           --          418
Other ...........        1,727          760        1,071        3,558
                    ----------   ----------   ----------   ----------
    Total .......   $   29,842   $    2,246   $    1,581   $   33,669
                    ==========   ==========   ==========   ==========

7.    PHANTOM STOCK OPTION PLAN

      Effective November 8, 2001, Playboy TV International adopted a phantom equity plan (the "Plan"). The Plan is designed to attract, retain and motivate officers, employees, directors and consultants. The Plan enables Playboy TV International to award individual units representing a hypothetical share of stock (the "Phantom Share"). Each Phantom Share is assigned a strike value on the date of grant. The difference between the fair market value and the strike value assigned to each Phantom Share represents the cash award each grantee is entitled to receive on the exercise date. For the year ended December 31, 2001, Playboy TV International incurred compensation expense amounting to $5,198 in connection with the Plan. As of December 31, 2001, Playboy TV International had a liability amounting to $3,698 also in connection with the Plan.

8.    COMMITMENTS AND CONTINGENCIES

      Leases -- Playboy TV International's headquarters offices are leased through a subsidiary of Claxson. In addition, Playboy TV International leases transponders and office space in the United Kingdom. Future minimum lease payments under these noncancellable operating lease agreements are as follows:

                    Year Ended December 31,
                    ------------------------------
                    2002.....................................  $     512
                    2003.....................................        458
                    2004.....................................        305
                                                               ---------

                       Total.................................  $   1,275
                                                               =========

      For the years ended December 31, 2000 and 2001, lease expense under these noncancellable operating lease agreements amounted to $428 and $434, respectively.

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 2000 and 2001
                         (In thousands of U.S. dollars)

      Contingent Acquisition Payment -- As part of the acquisition of the U.K. Subsidiary, Playboy TV International assumed a contingent liability in the amount of approximately $10,000 payable to the previous shareholders (prior to PEGI) of the U.K. Subsidiary. This amount is payable from future profits of the U.K. Subsidiary and is therefore contingent upon the ability of the U.K. Subsidiary to make profits as defined in the applicable agreement. As of December 31, 2001, Playboy TV International recorded a liability amounting to $369 in connection with this contingent acquisition payment. The remaining balance will be recorded as the contingency is resolved.


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